# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lucid Group, Inc., CIK 0001811210
CUSIP: 549498202
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7373 Gateway Boulevard, Newark, California (CA), 94560
Date of event which requires filing of this statement: 04/14/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001543151

## Reporting persons
- Uber Technologies, Inc: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 37,753,583; shared voting power 0; sole dispositive power 37,753,583; shared dispositive power 0; aggregate amount beneficially owned 37,753,583 (11.52% of the class)
  Comment: Note for (11) - The percent of Class A Common Stock, beneficially owned by the Reporting Person was calculated based on the 327,684,243 Class A Common Stock issued as of February 18, 2026, as described in the Issuer's report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2026.

## Item 1. Issuer
Name of issuer: Lucid Group, Inc.
Address of issuer's principal executive offices: 7373 Gateway Boulevard, Newark, CA 94560

## Item 2. Person Filing
Name of person filing: This Statement is being filed by Uber Technologies, Inc. (the "Reporting Person" or "Uber"), a publicly traded Delaware corporation, because the Reporting Person holds 37,753,583.00 Class A common stock, par value $0.0001 per share ("Class A Common Stock") of Lucid Group, Inc. (the "Issuer") through SMB Holding Corporation ("SMB Holding"), a wholly-owned, indirect subsidiary of the Reporting Person.
Address of principal business office or, if none, residence:
1725 3rd Street
San Francisco, CA 94158
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 37,753,583.00
Percent of class: 11.52%*
Sole power to vote or to direct the vote: 37,753,583.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 37,753,583.00
Shared power to dispose or to direct the disposition:
0

* The percent of Class A Common Stock, beneficially owned by the Reporting Person was calculated based on the 327,684,243 Class A Common Stock issued as of February 18, 2026, as described in the Issuer's report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See attached Exhibit A relating to the securities that are held by SMB Holding, a subsidiary of the Reporting Person.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Identification of Subsidiary

## Signatures
- Uber Technologies, Inc: /s/ Balaji Krishnamurthy, Balaji Krishnamurthy/Chief Financial Officer (04/20/2026)